EXHIBIT 99.1
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[LOGO - CANADIAN NATURAL RESOURCES LIMITED]


CANADIAN NATURAL RESOURCES LIMITED


                                                                           PRESS
                                                                         RELEASE



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              CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES DIVIDEND
           CALGARY, ALBERTA - NOVEMBER 6, 2002 - FOR IMMEDIATE RELEASE
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Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of Cdn $0.125 (twelve and one half cents) per share. The dividend will be payable January 1, 2003, to shareholders of record at the close of business on December 13, 2002.





For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8


     TELEPHONE: (403) 514-7777                                   ALLAN P. MARKIN
     FACSIMILE: (403) 517-7370                                          Chairman
     EMAIL:     investor.relations@cnrl.com
     WEBSITE:   www.cnrl.com                                    JOHN G. LANGILLE
                                                                       President

     TRADING SYMBOLS                                               STEVE W. LAUT
     Toronto Stock Exchange - CNQ                       Executive Vice-President
     New York Stock Exchange - CED                                    Operations

                                                                 COREY B. BIEBER
                                                                        Director
                                                              Investor Relations